UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

____________________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

CORAUTUS GENETICS INC.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

218139202
(CUSIP Number)

Jack W. Callicutt
75 Fifth Street, Suite 700
Atlanta, Georgia 30308
(404) 526-6210

with copies to:

McKenna Long & Aldridge LLP
303 Peachtree Street, Suite 5300
Atlanta, Georgia 30308
Attn: David Brown, Esq.
(404) 527-4927
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. :

(Continued on following pages)

  Page 1 of 5 pages

CUSIP No. 218139202
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - (ENTITIES ONLY) Robert T. Atwood
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) : (b) :
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 1,639,822
		8.	SHARED VOTING POWER -----------
		9.	SOLE DISPOSITIVE POWER 1,639,822
		10.	SHARED DISPOSITIVE POWER -----------
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,639,822
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.69%(1)
14.	TYPE OF REPORTING PERSON IN

______________________

1 Based on 19,728,854 shares of Common Stock outstanding as disclosed by Corautus Genetics Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2006, reporting results for the quarter ended June 30, 2006.

Page 2 of 5 pages

CUSIP No. 218139202

Item 1.    Security and Issuer.

This statement relates to the Common Stock, par value $.001 per share, of Corautus Genetics Inc., a Delaware corporation (the "Company"), whose principal office is located at 75 Fifth Street, Suite 700, Atlanta, Georgia 30308.

Item 2.    Identity and Background.
(a) Name:	Robert T. Atwood
(b) Address:	75 Fifth Street, Suite 700, Atlanta, GA 30308
(c) Employment:	Executive Vice President and Chief Financial Officer, Corautus Genetics Inc.
(d) Criminal Convictions:	None
(e) Civil Proceedings:	None
(f) Citizenship:	United States of America

Item 3.    Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.    Purpose of Transaction.

Not applicable.

Item 5.    Interest in Securities of the Issuer.

(a)        Mr. Atwood is the beneficial owner of 1,639,822 shares of Common Stock (7.69%) of the Company.

(b)        Number of shares as to which the reporting person has:
(i)	Sole power to vote or direct the vote:	1,639,822*
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition:	1,639,822*
(iv)	Shared power to dispose or to direct the disposition:	0

* Includes options exercisable for 1,586,699 shares.

(c)        Not applicable.

(d)        Not applicable.

(e)        Not applicable.

Page 3 of 5 pages

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.    Material to be Filed as Exhibits.

Not applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2006	/s/ Robert T. Atwood Robert T. Atwood